July 1, 2024

Michael Novogratz
Chief Executive Officer
Galaxy Digital Inc.
300 Vesey Street
New York, NY 10282

       Re: Galaxy Digital Inc.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed May 13, 2024
           File No. 333-262378
Dear Michael Novogratz:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-4
General

1. Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses and may have further comments.
Prospectus Summary
Summary of Historical Financial Data, page 44

2.     We note your response to prior comment 12. We note your removal of Gross
Profit
       (Loss) throughout the document except in the Summary of Historical Financial Data.
       Please remove from your next amendment, or advise otherwise.
 July 1, 2024
Page 2
Risk Factors
Risks Related to Cryptocurrencies and Digital Assets
If the digital asset award for mining blocks and transaction fees for recording transactions, page
90

3. Please revise your disclosure to discuss the geographic locations of your mining operations, any State-specific regulatory requirements in those areas, and any material impacts of these regulations on your operations.
Any inability to maintain adequate relationships with affiliates, page 96

4. We note that you have in the past held accounts at Silvergate Bank and Signature Bank.
       Please revise to discuss any material impacts of these past accounts and banking relationships on your operations or financial condition.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Fair Value Measurements, page 181

5. From disclosure in Note 11 beginning on page F-37 we note a 114% increase in Level 3 investments from $170.5 million at December 31, 2022 to $364.6 million at December 31,
       2023. We also note that at December 31, 2023 these investments represent 10% of total assets and that you added disclosure in your policy note on page F-20 that your reported fair value estimates could vary materially if different unobservable pricing inputs and other assumptions were used. Please revise your critical accounting policy estimates disclosure to provide a sensitivity analysis for depicting the impact of applying reasonably likely changes in pricing inputs and other assumptions. Otherwise tell us why such disclosure is not required in light of your added policy note disclosure referred to above.
       See Item 303(b)(3) of Regulation S-K and Section V of Release No.
33-8350.
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 184

6. We acknowledge your response to prior comment 5 and your revised disclosure on page
       185. Please revise your disclosure to explain why you wound down the operations of
       Quantitative Principal Trading during the fourth quarter of 2023 or tell us where you disclosed the reason in your filing.
7. We acknowledge your response and revised disclosure related to prior comment 6 and believe that the lack of comparability between 2023 and 2022 due to the adoption of ASU
       2023-08 in 2023 necessitates more, not less, granular discussion as previously requested.
       In addition, your 2022 versus 2021 discussion, which is on a comparable basis, would benefit from more granular disclosure. Your current disclosure of percentage changes in bitcoin and ether prices does not provide investors with information regarding the components of the gains/losses recorded. As a result, please revise your disclosure to detail your gains/losses by business activity (for example, change in fair value of digital intangible assets under ASC 2023-08 in 2023, change in fair value and realized gains/losses on sale of digital financial assets, gains/losses associated with lending activities, gains/losses associated with borrowing activities, gains/losses on posting in
       DeFi transactions, etc.) and discuss the causes for significant variations considering the
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Page 3

       price versus volume guidance in Item 303(b)(2)(iii) of Regulation S-K. Information About Galaxy
Our Products and Services
Global Markets, page 207

8. We note your revised disclosure that "GPL customers may be approved to trade additional
       digital assets so long as those digital assets are approved with    No
Restrictions    for
       Galaxy   s broader Trading counterparties." Please revise your
disclosure to clarify under
       what circumstances GPL customers may be approved to trade additional digital assets and if any GPL customers have been approved to trade crypto assets other than those identified in the "GPL" column in the chart beginning on page 210. Expansion of Cryptocurrency Universe, page 220

9. Please revise the narrative discussion regarding the charts on pages 222, 224 and 225 to balance the disclosure, including by discussing the decrease since 2022. The Cryptoeconomy
Transaction on DeFi, page 225

10. We note your response to prior comment 10 and re-issue in part. Please revise your disclosure to:
           Describe "liquid staking";
           Discuss whether you hold any interest in the AMMs and decentralized exchanges;
           and
           Quantify your aggregate transactions on DeFi protocols. In this regard, we note that you limit your exposure to individual liquidity pools to a defined percentage of the liquidity pool TVL.
Our Business Model
DrawBridge Lending, page 232

11. We note your response to prior comment 4. Please revise your disclosure to include your response, and disclose the costs and risks related to the operation of a staking program, and whether the CPO participates in staking of tokens other than Solana. ESG Program Oversight, page 236

12. Please revise your chart on page 237 to enlarge the footnotes so they are legible. Please make similar changes throughout as applicable.
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenues and Gains / (Losses) from Operations
Hosting fees, page F-13

13. We note that your hosting arrangements have a variable fee component and that this component is dependent upon the amount of bitcoin mined by the customers' mining equipment and any power curtailment credit shared with the customer. Please summarize for us the significant terms of your hosting arrangements including, but not limited to:
 July 1, 2024
Page 4

             how variable consideration is derived;
             whether this variable consideration is paid in cash or bitcoin;
and
             who determines on which mining pool(s) to mine, when that determination is first made and when/how often it can be changed.
       In your response, tell us the components of the $24.3 million of hosting fee revenue in
       2023 as disclosed on page 185 between fixed fees, variable fees attributed to bitcoin mined and variable fees associated with power curtailment credits. Proprietary mining, page F-13

14.    We note your response to prior comment 14. Please address the following:
           We note your statement in the second bullet of your response that "the customer does not, in fact, have the unilateral right (option) to renew Galaxy's services." This statement appears inconsistent with your policy disclosure that the arrangement with the mining pool operator can be terminated by either party without penalty or prior notice. If the pool operator can terminate the arrangement without penalty and without notice, tell us why it does not have the unilateral right to renew your services.
          See Question 8 of the FASB Revenue Recognition Implementation Q&As (Q&A 8)
          which indicates that the customer's termination rights can be similar to renewal options.
           Assuming you conclude that the customer has the right to terminate the contract at any time without penalty and that this termination right results in a contract that the customer continually renews, revise your disclosure to specifically indicate that the customer's renewal right does not represent a material right because, consistent with your response, the contract renews at fair value (i.e., there is no discount) and link this statement to your conclusion that you have only one performance obligation. Also, specifically indicate that the contract term is less than 24 hours. Otherwise, consistent with the guidance in Q&A 8, tell us why your contract for accounting purposes is not longer than a day and tell us the date of contract inception for purposes of valuing all your bitcoin received under ASC 606-10-32-21.
           As the date of receipt of bitcoin appears to be the day after you performed services under a continuously renewed contract and as ASC 606-10-32-21 requires noncash consideration to be valued on the date of contract inception and as you represent that the difference is immaterial, please revise your accounting policy to one that is GAAP compliant. In this regard, going forward, select a single spot price or daily average price on the date of contract inception that is consistently applied.
           Revise your policy note, if true, to indicate that revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator, which is the same date as contract inception.
Digital Assets, page F-15

15. At the top of page F-16 you disclose that some stablecoins meet the scope requirement of
       ASC 350-60 and are digital intangible assets measured at fair value. For these stablecoins, please tell us:
           which stablecoins you account for as ASC 350-60 assets;
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Page 5

              the amount of each such stablecoin held at adoption of ASC 350-60 and on December
            31, 2023; and
              why each such stablecoin does not represent an enforceable right to or claim on other assets as stipulated in ASC 350-60-15-1b.
Digital assets associated with decentralized finance protocols, page F-16

16. On page F-17 you disclose that protocol-specific digital assets from decentralized finance protocols do not meet the scope requirements of ASC 350-60 and are measured at cost less accumulated impairment. Please revise your disclosure to indicate that you do not apply ASC 350-60, in part, because these assets provide you with enforceable rights to or claims on other assets. See ASC 235-10-50-3 that requires the disclosure of important judgments regarding the application of accounting policies.
Digital Assets Loan Receivable, page F-17

17.    We note that your policy states on page F-18 that    The borrowing fee
is recognized over
       the life of the loan and is included in Revenue in the Company   s
consolidated statements
       of operations.    Please explain to us what authoritative literature you
use to recognize such
       fees, including specifically the literature used to support recognition of borrowing fees over the life of the loans. In your response, please discuss your determination of the life of loans with no prespecified maturity date and when borrowing fee income is recognized and measured for such loans.
Note 4. Digital Assets, page F-27

18. We acknowledge your response to prior comment 15 and your disclosure in footnote (2)
       to the table on page F-28. Please address the following:
           Tell us why you include third party lenders in footnote (2) when it appears that:
             o collateral posted with counterparties that have the right to rehypothecate are included in digital assets posted as collateral and are not included in the table;
                and
             o collateral posted with counterparties that do not have the right to rehypothecate are presented as separate line item in the table and are accompanied only by footnote (3).
              Although individual assets underlying digital assets held on trading platforms may not be restricted from sale if there are sufficient assets on the platform to support borrowings, the overall encumbrance of assets on these platforms is unclear, In this regard, it is unclear whether margin loans must be supported by qualifying assets on a one-for-one basis or some other basis. Tell us your consideration for separately disclosing the overall encumbrances for each of assets held on trading platforms and receipt tokens from decentralized finance protocols in addition to the amounts of borrowings that these assets support.
19. On page F-29 you indicate that some of the $39.8 million of other digital assets associated with decentralized finance protocols at December 31, 2023 represent digital assets in smart contracts that do not issue receipt tokens and that you maintain control of the
       "unwrapped" token. Regarding these unwrapped tokens, please tell us:
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Page 6

             how much of the $39.8 million represents unwrapped tokens;
             the average volume of these tokens held during each period presented in your financial statements; and
             the amount of any revenue associated with these tokens during each period presented in your financial statements.
20. We note your added footnote to the table depicting significant digital asset holdings at
       December 31, 2022 on page F-31. Please tell us the amount of wrapped tokens included in the amounts shown for each of bitcoin, USDC, USDT and ether.
       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Joseph A. Hall